Filed by Corn Products International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Corn Products International, Inc.
Commission file Number for Registration Statement
on Form S-4: 333-152781
Bunge and Corn Products Integration: Frequently Asked Questions
September 30, 2008
1.	Why are Bunge and Corn Products combining?

Combining with Corn Products is a natural step in Bunge’s strategy of entering complementary value chains.

Together, Bunge and Corn Products will create a stronger company with an integrated, global presence in the corn value chain, enhanced product offerings, an expanded presence in important growth geographies and a diversified revenue stream.

Both companies are leaders in their industries. By combining the two companies, we will have the opportunity to develop new customer relationships and strengthen existing ones by offering a broader product portfolio and by integrating distribution.

The goal is to create a larger, stronger and more diverse company with more opportunities for the enterprise and its employees.

2.	What is the status of securing regulatory and shareholder approvals for the merger? When is the combination official?

The integration of Bunge and Corn Products is on track for an expected close in the fourth quarter.

The merger has already received anti-trust approval in the U.S. and certain other jurisdictions. We expect to receive remaining, necessary regulatory clearances prior to closing.

We recently set a record date of September 29 (shareholders as of the close of business on that date are eligible to vote on the transaction) and shareholder meetings will likely be held in mid to late November. The official closing should occur shortly after these meetings. In the meantime integration planning will proceed ahead.

3.	What happens to the company when the transaction closes?

On the day of the closing Corn Products will become part of Bunge. Corn Products stockholders will become Bunge shareholders, and Corn Products’ financial results will be consolidated into Bunge’s. Alberto Weisser will be the combined company’s chairman and CEO, and Sam Scott will join Bunge’s Board of Directors. At the same time, key functions—legal, finance, HR and some commercial teams, for example—will work together closely to ensure that essential activities like financial reporting, payroll and customer contacts are handled smoothly.

4.	What changes can employees expect on day one?

Most of the integration plans currently in development will be implemented during 2009. We expect very few changes on day one.

Information on changes and their expected timing will be communicated as decisions are made.

5.	What are the integration teams working on?

Over 50 teams and subgroups, comprised of employees from both Bunge and Corn Products, are at work analyzing how best to integrate operations for maximum growth and efficiency. The teams are divided into larger groupings: North America; South America; Asia and other regions; Global Growth; and General & Administrative. Within these groupings teams are analyzing topics ranging from distribution to IT, marketing to procurement, legal to R&D, HR, finance and a host of other subjects. Depending on the nature of the local business, regional teams may be focused on different topics.

The integration planning process is being overseen by a Steering Committee comprised of the CEOs, HR heads and CFOs of each company.

The integration teams presented initial findings and ideas to the Steering Committee on September 24. Final recommendations will not be presented until later this year.

It is important to note that the Steering Committee will make the final decisions regarding integration planning. As these decisions are made and can be communicated, the Committee will do so.

The next Steering Committee meetings will be held in October and November.

6.	Will there be any reductions in jobs or facility closures? When will we know about these decisions?

This is a combination of two complementary companies, and as such we do not expect there to be significant job reductions or the consolidation of numerous locations.

Integration teams are still at work and the Steering Committee has not reviewed final recommendations or made any final decisions regarding these topics. A clearer idea of the timing of any potential decisions will likely be available after the October and November Steering Committee meetings.

It is important to keep in mind that we are a global company that is growing rapidly, and there may be job opportunities for current employees in other businesses or locations.

7.	Will my job responsibilities change on day one or shortly thereafter? What should I tell customers, suppliers, etc.?

Unless otherwise notified, your job responsibilities will stay the same.

As we get closer to the closing of the merger we will provide updated information on how to handle customer, supplier or other inquiries. Until then, Bunge and Corn Products remain independent companies so we should conduct business as usual.

8.	Will Corn Products become a division of Bunge or be integrated into Bunge’s regional operations?

Teams are still at work analyzing the best way to integrate the companies for maximum growth and efficiency. Decisions on how exactly to combine the operations have not yet been made.

9.	What changes, if any, will be made to the Corn Products brand at close?

Corn Products will retain its brand after the merger closes.

10.	Can I talk to people at Corn Products about the integration?

For now, Corn Products and Bunge remain separate companies and, as such, employees at Bunge and Corn Products should talk to one another only in the normal course of business or otherwise at the specific direction of the integration teams.

11.	How can I get more information and what can I do to contribute?

The integration team will respond to your inquiry directly. If the question is general in nature, the team will ensure that it is included in future FAQ documents so everyone has access to the reply.
Cautionary Statement Concerning Forward-Looking Statements
This material contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Corn Products, International, Inc. and Bunge Limited, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Corn Products and Bunge.
Relevant risks and uncertainties include those referenced in Corn Products’ and Bunge’s filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below. Risks and uncertainties relating to the proposed merger include: required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or may be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Corn Products assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.
Additional Information
This material is not a substitute for the preliminary joint proxy statement/prospectus or any other documents that Corn Products and Bunge have filed or will file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the preliminary joint proxy statement/prospectus and any other relevant documents filed or to be filed by Corn Products or Bunge, including the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information. The preliminary joint proxy statement/prospectus is, and other documents filed or to be filed by Corn Products and Bunge with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center, Westchester, Illinois 60154, Attention: Investor Relations, by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, New York 10606, Attention: Investor Relations.
Corn Products, Bunge and their respective directors, executive officers and other employees may be deemed to be participants in a solicitation of proxies from the securityholders of Corn Products or Bunge in connection with the proposed merger. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary joint proxy statement/prospectus referred to above.

4